EXHIBIT 3.2

UNOFFICIAL TRANSLATION

AMENDMENT OF THE ARTICLES OF ASSOCIATION OF

NXP SEMICONDUCTORS N.V.

On the second day of August two thousand and ten appears before me, Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

Sophie Marie Versteege, kandidaat-notaris (candidate civil-law notary), employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in Amsterdam, with address at: 1082 MD Amsterdam, the Netherlands, Claude Debussylaan 80, born in Velsen on the eleventh day of December nineteen hundred and seventy-four.

The person appearing declares that on the second day of August two thousand and ten the general meeting of shareholders of NXP Semiconductors N.V., a limited liability company, with corporate seat in Eindhoven, the Netherlands and address at: 5656 AG Eindhoven, the Netherlands, High Tech Campus 60, number N.V. 1.386.568, number Trade Register 34253298, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that she amends the company’s articles of association such that these shall read in full as follows

ARTICLES OF ASSOCIATION:

Name. Corporate seat.

Article 1.

The name of the company is: NXP Semiconductors N.V.

Its corporate seat is in Eindhoven.

Objects.

Article 2.

The objects of the company are to participate in, to take an interest in any other way in, to conduct the management of other business enterprises of whatever nature, to provide services to other business enterprises of whatever nature, furthermore to finance third parties, in any way to provide security or undertake the obligations of third parties and finally all activities which are incidental to or which may be conducive to any of the foregoing.

Definitions.

Article 3.

In these articles of association the following terms shall have the following meaning:

Articles of Association:	these articles of association;

Board:	the board of directors of the Company;

Company:	NXP Semiconductors N.V., previously named KASLION Acquisition B.V., incorporated on the second day of August two thousand and six;

depositary receipt for a share:	depositary receipt for a share in the capital of the Company issued with the co-operation of the Company;

Executive Director:	a member of the Board appointed as executive director;

General Meeting:	the corporate body the general meeting of shareholders or a meeting of such corporate body;

Chief Executive Officer:	the Chief Executive Officer referred to in article 14, paragraph 2;

holder of a depositary receipt:	a holder of a depositary receipt for a share in the capital of the Company issued with the co-operation of the Company or a person to whom by law the same rights are attributed vis-à-vis the Company as those which are attributed to a holder of a depositary receipt for a share;

law:	the law of the Netherlands;

Non-Executive Director:	a member of the Board appointed as non executive director;

person:	a natural person or a legal entity;

person authorised to attend and to vote at a General Meeting:	(a) a shareholder entitled to vote, (b) a holder of a right of usufruct or a right of pledge, who is entitled to the voting right attached to the share which is subject to the right of usufruct or the right of pledge, and (c) such other persons referred to in article 26, paragraph 1;

person authorised to attend a General Meeting:	(a) a shareholder, (b) a holder of a depositary receipt for a share, and (c) a holder of a right of usufruct or a right of pledge, but excluding the holder of such right in respect of a share of which the voting right vests in the holder of such share and in respect of whom at the time that the right of usufruct or the right of pledge was granted the rights which by law are conferred upon holders of depositary receipts for shares issued with the co-operation of a company were withheld, and (d) such other persons referred to in article 26, paragraph 1;

preferred share:	(a) a cumulative preferred share series PA and (b) a cumulative preferred share series PB;

rights of holders of depositary receipts:	the rights conferred by law on holders of depositary receipts for shares issued with the cooperation of a company, such as inter alia the right to receive notices of general meetings, the right to attend such meetings, the right to address such meetings and the right to inspect the annual accounts as prepared by the board, the annual report and the additional information thereto, at the office of the company, and to obtain a copy thereof at no cost;

Secretary:	the secretary of the Company referred to in article 20;

shareholder:	a holder of a share in the capital of the Company or the joint holders of a share referred to in article 11;

statutory regulations:	regulations by or pursuant to the law of the Netherlands.

Share capital and shares.

Article 4.

4.1.	The authorised share capital of the Company amounts to two hundred fifteen million two hundred fifty-one thousand five hundred euro (EUR 215,251,500). It is divided into:

a.	four hundred thirty million five hundred three thousand (430,503,000) common shares of twenty eurocent (EUR 0.20) each;

b.	six hundred forty-five million seven hundred fifty-four thousand five hundred (645,754,500) cumulative preferred shares of twenty eurocent (EUR 0.20) each, divided in:

•	one series numbered PA of four hundred thirty million five hundred three thousand (430,503,000) cumulative preferred shares; and

•	one series numbered PB of two hundred fifteen million two hundred fifty-one thousand five hundred (215,251,500) cumulative preferred shares.

4.2.	The shares shall consecutively be numbered, the common shares from 1 onwards, the cumulative preferred shares from PA1, respectively PB1 onwards. Each of the series of cumulative preferred shares constitutes a separate class of shares.

4.3.	Where in the Articles of Association reference is made to shares and shareholders this shall include the shares of each class and the holders of shares of each class respectively, unless explicitly provided otherwise.

Issue of shares.

Article 5.

5.1.	Shares shall be issued pursuant to a resolution proposed by the Board and adopted by the General Meeting, or pursuant to a resolution of the Board if by resolution of the General Meeting the Board has been authorised for a specific period not exceeding five (5) years to issue shares. The resolution granting the aforesaid authorisation must determine the number and class of the shares that may be issued. The authorisation may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

5.2.	The General Meeting, or the Board, if authorised for that purpose, shall determine the price and the further conditions of issue in its resolution to issue shares. Save for the provisions of section 80 of Book 2 of the Dutch Civil Code, the issue-price may not be below par value.

5.3.	Common shares may be issued only against payment in full of the amount at which such shares are issued and with due observance of the provisions of sections 80a and 80b of Book 2 of the Dutch Civil Code.

Preferred shares series may be issued against partial payment.

The Company may at its discretion make a call in respect of the monies unpaid on such shares.

5.4.	The preceding paragraphs of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares, but not to the issue of shares to a person who exercises a previously acquired right to subscribe for shares.

5.5.	The Company may grant loans for the purpose of a subscription for or an acquisition of shares in its share capital or depositary receipts for such shares subject to any applicable statutory provisions.

Pre-emptive rights.

Article 6.

6.1.	Upon the issue of shares, each shareholder shall have a pre-emptive right to acquire such newly issued shares in proportion to the aggregate amount of his common shares, it being understood that this pre-emptive right shall not apply to:

a.	any issue of shares to employees of the Company or employees of a group company;

b.	shares which are issued against payment in kind;

c.	preferred shares;

d.	holders of preferred shares at the issue of shares.

6.2.	The pre-emptive right may be restricted or excluded by a resolution proposed by the Board and adopted by the General Meeting.

In the proposal for such resolution the reasons for the proposal and the choice of the intended price of issue must be explained in writing. If the Board has been designated as the body authorised to issue shares, the General Meeting may by resolution also designate the Board for a period not exceeding five (5) years as the body authorised to restrict or exclude the pre-emptive right. This authorisation may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

6.3.	For the purposes of this article the granting of rights to subscribe for shares shall be considered the equivalent of the issue of shares, and the provisions of this article shall not apply in respect of shares issued to a person who exercises a previously acquired right to subscribe for shares.

Acquisition.

Article 7.

7.1.	Subject to authorisation by the General Meeting and subject to the applicable statutory provisions, the Board may cause the Company to acquire fully paid-up shares in its share capital, as well as depositary receipts for such shares, for a consideration.

7.2.	The authorisation of the General Meeting as referred to in paragraph 1 of this article shall not be required if the Company acquires fully paid-up shares in its own share capital or depositary receipts for such shares for the purpose of transferring such shares or depositary receipts, by virtue of an applicable employee stock purchase plan, to persons employed by the Company or by a group company, provided such shares or depositary receipts are quoted on the official list of any stock exchange.

Reduction of share capital.

Article 8.

8.1.	With due observance of the statutory requirements the General Meeting may resolve to reduce the issued share capital by (i) reducing the par value of shares by amending the Articles of Association, or (ii) cancelling:

a.	shares in its own capital which the Company holds itself or depositary receipts for shares in the Company’s share capital held by the Company;

b.	all issued shares one class against repayment of the amount paid-up on those shares and, to the extent applicable, repayment of the share premium reserve, attached to the relevant class of shares; and against a simultaneous release from the obligation to pay any further calls on the shares to the extent that the shares had not been fully paid-up.

8.2.	Partial repayment on shares pursuant to a resolution to reduce their par value may also be made exclusively on the shares of a specific class.

Shares. Share register.

Article 9.

9.1.	Shares shall be issued in registered form only.

9.2.	Shares shall be available in the form of an entry in the share register. Share certificates will not be issued.

9.3.	With due observance of the applicable statutory provisions in respect of registered shares, a share register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address.

Part of the register may be kept abroad in order to comply with applicable foreign statutory provisions or applicable listing rules.

9.4.	Each shareholder’s name, his address and such further information as required by law or considered appropriate by the Board, shall be recorded in the share register.

9.5.	The form and the contents of the share register shall be determined by the Board with due observance of the paragraphs 3 and 4 of this article.

9.6.	Upon his request a shareholder shall be provided with written evidence of the contents of the share register with regard to the shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board.

9.7.	The provisions of paragraphs 3 up to and including 6 of this article shall equally apply to persons who hold a right of usufruct or a right of pledge on one or more shares.

Pledge of shares.

Article 10.

10.1.	Shares in the capital of the Company may be pledged as security for a debt.

10.2.	If a common share is encumbered with a pledge, the voting right attached to that share shall vest in the shareholder, unless at the creation of the pledge the voting right has been granted to the pledgee.

If a preferred share is encumbered with a pledge, the voting right cannot be granted to the pledgee. The voting right attached to that share shall vest exclusively in the shareholder.

Jointly owned shares or depositary receipts.

Article 11.

If through any cause whatsoever one or more shares or depositary receipts are jointly held by two or more persons, such persons may jointly exercise the rights arising from those shares or depositary receipts, provided that these persons be represented for that purpose by one from their midst or by a third party authorised by them for that purpose by a written power of attorney.

The Board may, whether or not subject to certain conditions, grant an exemption for the provision of the previous sentence.

Approval required for the transfer of preferred shares.

Article 12.

12.1.	Any transfer of preferred shares shall require the approval of the Board.

The request for approval shall be made in writing and must specify the name and the address of the proposed transferee and the price or other consideration which the proposed transferee is willing to pay or give.

12.2.	If its approval is withheld the Board must at the same time designate one or several interested buyers who are willing and able to buy against payment in cash all the shares to which the request for approval relates, at a price to be determined in mutual agreement by the transferor and the Board within two (2) months after the interested buyers have been so designated.

12.3.	If within three (3) months of receipt by the Company of the request for approval of the intended transfer the transferor has not received from the Company a written notice rejecting the request which notice was combined with the designation of one or several interested buyers to whom the shares may be transferred in accordance with the provisions of this article, then upon the expiry of said period or after receipt of the notice of rejection, as the case may be, the approval of the transfer shall be deemed to have been granted.

12.4.	If the transferor and the Board have not reached agreement on the price as referred to in paragraph 2 of this article within two (2) months after the date of the written notice of rejection which was combined with the designation of one (1) or several interested buyers to whom the shares concerned may be transferred in accordance with the provisions of this article, that price shall then be determined by an expert to be appointed by the transferor and the Board in mutual agreement or, failing reaching such agreement within three (3) months after the notice of rejection, by the chairman of the Chamber of Commerce and Industry in the place where the Company has its actual seat acting at the request of either of the parties.

12.5.	The transferor may decide against transferring his shares, provided he shall notify the Board of that decision within one (1) month after he has been informed of the name(s) of the designated interested buyer(s) and of the price determined in the manner as described above.

12.6.	If approval of the transfer has been granted or is deemed to have been granted, during a period of three (3) months thereafter the transferor shall be at liberty to transfer all the shares to which his request related to the transferee proposed in his request and at the price or for the consideration as referred to in the second sentence of paragraph 1 of this article.

12.7.	Those expenses incidental to the transfer incurred by the Company may be charged to the transferee.

12.8.	The provisions of this article shall apply mutatis mutandis at the apportionment of preferred shares from any community of property.

Transfer of shares.

Article 13.

13.1.	The transfer of a share shall require a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. The acknowledgement is to be made either in the transfer deed, or by a dated statement endorsed upon the transfer deed or upon a copy of or extract from that deed certified by a notary (notaris) or bailiff (deurwaarder), or in the manner as referred to below in paragraph 2. Service of notice of the transfer deed or of the aforesaid copy or extract upon the Company shall be the equivalent of acknowledgement as stated in this paragraph.

13.2.	The preceding paragraph shall apply mutatis mutandis to the transfer of any qualified interest in a share, provided that a pledge may also be created without acknowledgement by or service of notice upon the Company and that section 239 of Book 3 of the Dutch Civil Code shall apply, in which case acknowledgement by or service of notice upon the Company shall replace the announcement referred to in subsection 3 of section 239 of Book 3 of the Dutch Civil Code.

Management.

Article 14.

14.1.	The management of the Company shall be conducted by a Board.

14.2.	The Board shall consist of one or more Executive Directors and Non-Executive Directors.

The Board shall determine the number of Executive Directors and the number of Non-Executive Directors. The Board will appoint one of the Executive Directors as Chief Executive Officer for such period as the Board may decide. In addition, the Board may grant other titles to Executive Directors

Only natural persons can be Non-Executive Directors.

14.3.	The Executive Directors and Non-Executive Directors shall be appointed as such by the General Meeting at the binding nomination of the Board.

14.4.	If a Board member is to be appointed, the Board shall make a nomination of at least the number of persons prescribed by law.

The General Meeting may at all times overrule the binding nomination by at least a two thirds majority, provided such majority represents more than half of the issued share capital. If the General Meeting overruled the binding nomination, the Board shall make a new nomination.

The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered.

14.5.	If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a managing director at its discretion.

A resolution to appoint a member of the Board that was not nominated by the Board, may only be appointed by a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital.

With regard to subjects referred to in this paragraph and the previous paragraph, a second General Meeting may not be convened pursuant to section 2:120, subsection 3 of the Civil Code.

14.6.	The Company must establish a policy in respect of the remuneration of the Board. The policy is adopted by the General Meeting upon the proposal of the Board.

The remuneration of the Executive Directors shall be determined by the Board with due observance of the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors shall be determined by the General Meeting with due observance of the remuneration policy adopted by the General Meeting.

A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the Board to the general meeting for its approval.

This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the Board and the criteria for granting or amendment.

14.7.	Unless law provides otherwise, the following shall be reimbursed to current and former members of the Board:

a.	the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

b.	any damages payable by them as a result of an act or failure to act as referred to under a;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

14.8.	There shall be no entitlement to reimbursement as referred to in paragraph 7 above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the Company. The Company may request that the person concerned provide security for his repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board may by agreement or otherwise give further implementation to the above.

Resignation and dismissal.

Article 15.

15.1.	Each director shall retire at the close of the annual General Meeting held in the financial year one year after his appointment.

15.2.	The General Meeting may at any time remove or suspend any member of the Board. If and to the extent law permits this, Executive Directors may also be suspended by the Board.

Chairman of the Board.

Article 16.

16.1.	The Board shall appoint one of its non-executive members to be its chairman for such period as the Board may decide.

16.2.	The Board may appoint one or more of its non-executive members as vice-chairman of the Board for such period as the Board may decide. If the chairman is absent or unwilling to take the chair, a vice-chairman shall be entrusted with such of the duties of the chairman entrusted to him by the Board may decide.

16.3.	If no chairman has been appointed or if the chairman is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a vice-chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board or another person present designated for such purpose by the meeting.

Meetings.

Article 17.

17.1.	Meetings of the Board may be called at any time, either by one or more members of the Board or, on his or their instructions, by the Secretary.

17.2.	The Secretary may attend the meetings of the Board.

The Board may decide to permit others to attend a meeting as well.

Powers, restrictions.

Article 18.

18.1.	The Board shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by the Articles of Association to others.

18.2.	The Board may divide its duties among the directors by regulation referred to in article 21, paragraph 1.

18.3.	The Board may establish such committees as it may deem necessary which committees may consist of one or more members of the Board or of other persons. The Board appoints the members of each committee and determines the tasks of each committee. The Board may at any time change the duties and the composition of each committee.

18.4.	The Executive Directors shall timely provide the Non-Executive Directors with all information required for the exercise of their duties.

18.5.	Without prejudice to its other powers and duties, the Board is authorised to enter into transactions:

a.	in respect of a subscription for shares imposing special obligations upon the Company;

b.	concerning the acquisition of shares upon terms differing from those upon which membership in the Company is offered to the public;

c.	having for their object to secure some advantage to one of the founders of the Company or to a third party concerned in its formation;

d.	relative to payments upon shares other than in cash, without being subject to any restriction in this respect.

18.6.	Without prejudice to any other applicable provisions of the Articles of Association, the Board shall require the approval of the General Meeting for resolutions of the Board regarding a significant change in the identity or nature of the Company or the enterprise, including in any event:

a.	the transfer of the enterprise or practically the entire enterprise to a third party;

b.	the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the Company; and

c.	the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the Company, by the Company or a subsidiary.

18.7.	In the event of the absence or inability to act of one or more members of the Board, the powers of the Board remain intact, provided that:

(i)	in the event of the absence or inability to act of all Executive Directors, the Non-Executive Directors shall be authorised to temporarily entrust the management to others;

(ii)	in the event of the absence or inability to act of the Non-Executive Directors or of all members of the Board, the Secretary shall temporarily be responsible for the management of the Company until the vacancies have been filled. In the event of the absence or inability to act of all Non-Executive Directors or all members of the Board, the Secretary will as soon as possible take the necessary measures required for a permanent solution.

Representation.

Article 19.

19.1.	The Board shall represent the Company.

19.2.	The Company shall also be represented by the Chief Executive Officer as well as by two other Executive Directors acting jointly.

The Board shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with the Articles of Association, by the Board.

19.3.	In the event that a member of the Board has a conflict of interest with the Company, the Company nonetheless can be represented by the person(s) referred to in paragraphs 1 and 2 above.

Secretary.

Article 20.

20.1.	The Board shall appoint a Secretary from outside its members.

20.2.	The Secretary shall have such powers as are assigned to him by the Articles of Association and, subject to the Articles of Association, by the Board on or after his appointment.

20.3.	The Secretary may be removed from office at any time by the Board.

Regulations.

Article 21.

21.1.	With due observance of the Articles of Association the Board shall adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board, the Chief Executive Officer, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

21.2.	Regulations dealing with matters concerning General Meetings will be placed on the Company’s website.

Article 22.

General Meetings shall be held in the municipalities of Amsterdam, Eindhoven, Haarlemmermeer, Rotterdam, The Hague or Utrecht. Further information to persons authorised to attend a General Meeting with regard to the venue of the meeting shall be given in the notice convoking the meeting.

Article 23.

23.1.	A General Meeting shall be held once a year, no later than six months after the end of the financial year of the Company.

23.2.	The agenda of the annual meeting shall contain, inter alia, the following items:

a.	consideration of the annual report, the annual accounts and the particulars to be added thereto pursuant to the statutory regulations;

b.	adoption of the annual accounts;

c.	if applicable, the proposal to pay a dividend;

d.	proposals relating to the composition of the Board, including the filling of any vacancies in the Board;

e.	the proposals placed on the agenda by the Board, including, but not limited to, a proposal to grant discharge to the directors for their management during the financial year, together with proposals made by shareholders in accordance with provisions of the law and the provisions of the Articles of Association.

23.3.	The Board shall provide the General Meeting with all requested information unless this would be contrary to an overriding interest of the Company. If the Board invokes an overriding interest, it must give reasons.

23.4.	Matters will only be put to vote if and to the extent that the General Meeting is authorised by law or the Articles of Association to resolve on the subject matter. All other matters are put on the agenda for discussion purposes only.

Extraordinary General Meeting.

Article 24.

Extraordinary General Meetings shall be convened by the Board, or whenever one or more shareholders and/or holders of depositary receipts representing the minimum percentage of at least one-tenth of the issued and outstanding capital so request the Board in writing. Such request shall specify and elucidate the subjects which the applicants wish to be discussed.

General Meeting. Notice and agenda.

Article 25.

25.1.	Notice of the General Meeting shall be given by the Board upon a term of at least such number of days prior to the day of the meeting as required by law, in accordance with law and the regulations of the stock exchange where shares in the share capital of the Company are officially listed at the Company’s request.

25.2.	The Board may decide that the convocation letter in respect of a person authorised to attend a General Meeting who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

25.3.	The notice shall state the subjects on the agenda or shall inform the persons authorised to attend a General Meeting that they may inspect the agenda at the office of the Company and that copies thereof are obtainable at such places as are specified in the notice.

25.4.	A matter, the consideration of which has been requested in writing by one or more holders of shares or depositary receipts for shares, representing solely or jointly at least such part of the issued share capital as required by law, will be placed on the notice convening a meeting or will be announced in the same manner if the Company has received the request not later than on the sixtieth day prior to the day of the meeting.

25.5.	The Board shall inform the General Meeting by means of a shareholders’ circular or explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda.

25.6.	Written requests as referred to in article 24 and this article 25 paragraph 4, may not be submitted electronically. Written requests as referred to in article 24 and this article 25 paragraph 4 shall comply with conditions stipulated by the Board, which conditions shall be posted on the Company’s website.

Article 26.

26.1.	The persons who are entitled to attend the meeting are persons who:

(i)	are a shareholder or a person who is otherwise entitled to attend the meeting as per a certain date, determined by the Board, such date hereinafter referred to as: the “record date”,

(ii)	who are as such registered in a register (or one or more parts thereof) designated thereto by the Board, hereinafter referred to as: the “register”, and

(iii)	who have given notice in writing to the Company prior to a date set in the notice to attend a General Meeting,

regardless of who will be shareholder or holder of depositary receipts at the time of the meeting. The notice will contain the name and the number of shares the person will represent in the meeting. The provision above under (iii) concerning the notice to the Company also applies to the proxy holder of a person authorised to attend a General Meeting.

26.2.	The Board may decide that persons entitled to attend shareholders’ meetings and vote thereat may, within a period prior to the shareholders’ meeting to be set by the Board, which period cannot begin prior to the registration date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

26.3.	The notice of convocation of the meeting will contain the place of meeting and the proceedings for registration.

26.4.	The written proxies must be deposited at the office of the Company prior to a date set in the notice of the meeting.

26.5.	The Board may decide that the business transacted at a shareholders’ meeting can be taken note of by electronic means of communication.

26.6.	The Board may decide that each person entitled to attend shareholders’ meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified via the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the shareholders’ meeting concerned. The Board may attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the shareholders’ meeting and shall be posted on the Company’s website.

General Meeting. Meeting proceedings and reporting.

Article 27.

27.1.	The General Meeting shall be presided by the chairman of the Board or, if he is absent, by one of the other members of the other Non-Executive Directors designated for that purpose by the Board. If no Non-Executive Directors are present at the meeting, the meeting shall be presided by one of the Executive Directors designated for that purpose by the Board.

27.2.	The chairman of the meeting shall determine the order of proceedings at the meeting with due observance of the agenda and he may restrict the allotted speaking time or take other measures to ensure orderly progress of the meeting.

27.3.	A certificate signed by the chairman of the meeting and the Secretary confirming that the General Meeting has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

27.4.	Minutes of the meeting shall be kept by a person to be designated by the chairman of the meeting and shall be confirmed and signed by the chairman of the meeting and the person who has kept the minutes, unless the business transacted at the meeting is officially recorded by a notary.

Article 28.

28.1.	Resolutions proposed to the General Meeting by the Board shall be adopted by a simple majority unless the law or the Articles of Association determine otherwise. Unless another majority of votes or quorum is required by virtue of the law, all other resolutions shall be adopted by at least a two thirds majority of the votes cast, provided such majority represents at least half of the issued share capital.

A second meeting referred to in article 120, paragraph 3 of Book 2 Dutch Civil Code cannot be convened.

28.2.	The chairman of the meeting determines the method of voting.

28.3.	Any and all disputes with regard to voting for which neither the law nor the Articles of Association provide shall be decided by the chairman of the meeting.

28.4.	The ruling pronounced by the chairman of the meeting in respect of the outcome of any vote taken at a General Meeting shall be decisive. The same shall apply to the contents of any resolution passed.

Article 29.

29.1.	Each share confers the right to cast one vote at the General Meeting.

Blank votes and invalid votes shall be regarded as not having been cast.

29.2.	No votes may be cast at the General Meeting in respect of shares which are held by the Company or any of its subsidiaries, nor in respect of shares the depositary receipts for which are held by the Company or by any of its subsidiaries. Usufructuaries and pledgees of shares which belong to the Company or its subsidiaries shall not be excluded from the right to vote if the right of usufruct or pledge was created before the shares concerned were held by the Company or a subsidiary of the Company. The Company or a subsidiary of the Company may not cast votes for shares in respect of which the Company or the subsidiary holds a right of pledge or usufruct.

29.3.	For the purpose of determining how many shareholders are voting and are present or represented, or how much of the capital is provided or represented, no account shall be taken of shares in respect whereof the law stipulates that no votes can be cast for them.

Article 30.

30.1.	Members of the Board shall have admission to the General Meetings. They shall have an advisory vote at the General Meetings.

30.2.	Furthermore, admission shall be given to the persons whose attendance at the meeting is approved by the chairman.

Meetings of holders of shares of a particular class.

Article 31.

31.1.	Meetings of holders of shares of a particular class or classes shall be held as frequently and whenever such a meeting is required by virtue or any statutory regulation or any regulation in the Articles of Association.

Meetings as referred to in the previous paragraph may be convoked by the Board, and by one (1) or more shareholders and/or holders of depositary receipts who jointly represent at least one-tenth of the capital issued and outstanding in shares of the class concerned.

31.2.	The provisions of articles 22 and 24 through 30 shall apply mutatis mutandis, provided that paragraphs 1 and 2 of article 26 shall not apply to meetings of holders of preferred shares.

External auditor.

Article 32.

32.1.	The General Meeting shall instruct a registered accountant or another expert as referred to in section 2:393, first subsection, of the Dutch Civil Code, both hereinafter also referred to as: the accountant - to audit the annual accounts prepared by the Board, in accordance with section 2:393, subsection 3, of the Dutch Civil Code. If the General Meeting fails to give these instructions, the Board shall be authorized to do so. The accountant shall report on his audit to the Board and shall present the result of his audit in a report.

With due observance of section 2:393 subsection 2 of the Dutch Civil Code, instructions to the accountant may be withdrawn at any time.

32.2.	The Board may give instructions to the accountant referred to in paragraph 1 or another accountant at the Company’s expense.

Financial year, annual report and annual accounts.

Article 33.

33.1.	The financial year of the Company shall coincide with the calendar year.

33.2.	Annually, within the term set by law, the Board shall prepare annual accounts.

The annual accounts shall be accompanied by the auditor’s certificate referred to in article 32, if the assignment referred to in that article has been given, by the annual report, unless section 2:391 of the Civil Code does not apply to the Company, as well as the other particulars to be added to those documents by virtue of applicable statutory provisions.

The annual accounts shall be signed by all members of the Board if the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

33.3.

The annual accounts drawn up by the Board, the annual report and the other particulars to be added thereto by virtue of applicable statutory provisions shall be open to the inspection of the shareholders and holders of depositary receipts at the office of the

Company from the date of notice convoking the General Meeting at which the aforesaid documents shall be dealt with. The Company shall make copies available to the shareholders and holders of depositary receipts free of charge, at their request.

33.4.	Insofar as the documents referred to in the preceding paragraph must be made public, any member of the public may inspect these documents and obtain a copy thereof at a charge not exceeding cost. This right shall cease as soon as the documents have been deposited at the office of the trade register.

Distributions.

Article 34.

34.1.	The Board will keep a separate share premium account for each class of shares to which only the holders of the class of shares in question are entitled.

The amount or the value of the share premium paid on a specific class of shares issued by the Company will be booked separately on the share premium account in question.

34.2.	The Company may make distributions on shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.

34.3.	Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the determining of the annual accounts from which it appears that they are justified, entirely without prejudice to any of the other provisions of the Articles of Association.

34.4.	a.	A dividend shall be paid out of the profit, if available for distribution, first of all on the preferred shares series PA in accordance with this paragraph. Subsequently, a dividend shall be paid out of the profit, if possible, on the preferred shares series PB in accordance with this paragraph.

b.	The dividend paid on the preferred shares shall be based on the percentage, mentioned immediately below, of the amount called up and paid-up on those shares. The percentage referred to in the previous sentence shall be equal to the average of the EURIBOR interest charged for cash loans with a term of twelve months as set by the European Central Bank - weighted by the number of days to which this interest was applicable - during the financial year for which this distribution is made, increased by a maximum margin of three hundred (300) basis points to be fixed upon issue by the Board; EURIBOR shall mean the Euro Interbank Offered Rate, which margin may vary per with each individual series.

c.	If in the financial year over which the aforesaid dividend is paid the amount called up and paid-up on the preferred shares has been reduced or, pursuant to a resolution to make a further call on said shares, has been increased, the dividend shall be reduced or, if possible, increased by an amount equal to the aforesaid percentage of the amount of such reduction or increase, as the case may be, calculated from the date of the reduction or, as the case may be, from the date when the further call on the shares was made.

d.	If and to the extent that the profit is not sufficient to pay in full the dividend referred to under a of this paragraph, the deficit shall be paid to the debit of the reserves, provided that doing so shall not be in violation of paragraph 2 of this article.

If and to the extent that the dividend referred to under a of this paragraph cannot be paid to the debit of the reserves either, the profits earned in subsequent years shall be applied first towards making to the holders of preferred shares such payment as will fully clear the deficit, before the provisions of the following paragraphs of this article can be applied. No further dividends on the preferred shares shall be paid than as stipulated in this article, in article 35 and in article 37. Interim dividends paid over any financial year in accordance with article 35 shall be deducted from the dividend paid by virtue of this paragraph 4.

e.	If the profit earned in any financial year has been determined and in that financial year one (1) or more preferred shares have been cancelled against repayment, the persons who were the holders of those shares shall have an inalienable right to payment of dividend as described below. The amount of profit, if available for distribution, to be distributed to the aforesaid persons shall be equal to the amount of the dividend to which by virtue of the provision under a of this paragraph they would be entitled if on the date of determination of the profit they had still been the holders of the aforesaid preferred shares, calculated on the basis of the period during which in the financial year concerned said persons were holders of said shares, this dividend to be reduced by the amount of any interim dividend paid in accordance with article 35.

f.	If in the course of any financial year preferred shares have been issued, with respect to that financial year the dividend to be paid on the shares concerned shall be reduced pro rata to the day of issue of said shares.

g.	If the dividend percentage has been adjusted in the course of a financial year, then for the purposes of calculating the dividend over that financial year the applicable rate until the date of adjustment shall be the percentage in force prior to that adjustment and the applicable rate after the date of adjustment shall be the altered percentage.

34.5.	Any amount remaining out of the profit, after application of paragraph 4, shall be carried to reserve as the Board may deem necessary.

34.6.	The profit remaining after application of paragraphs 4 and 5 shall be at the disposal of the General Meeting, which may resolve to carry it to reserve or to distribute it among the holders of common shares.

34.7.	On a proposal of the Board, the General Meeting may resolve to distribute to the holders of common shares a dividend in the form of common shares in the capital of the Company.

34.8.	Subject to the other provisions of this article the General Meeting may, on a proposal made by the Board, resolve to make distributions to the holders of common shares to the debit of one (1) or several reserves which the Company is not prohibited from distributing by virtue of the law.

34.9.	No dividends shall be paid to the Company on shares held by the Company or where the Company holds the depositary receipts issued for such shares, unless such shares or depositary receipts are encumbered with a right of usufruct or pledge.

34.10.	Any change to an addition as referred to in paragraph 4 under b and g in relation to an addition previously determined by the Board shall require the approval of the meeting of holders of preferred shares of the series concerned. If the approval is withheld the previously determined addition shall remain in force.

Interim distributions.

Article 35.

35.1.	An interim distribution shall be made to the holders of preferred shares of a specific series, at such conditions as the Board may determine, provided that an interim statement of assets and liabilities shows that the requirement of paragraph 2 of article 34 has been met.

The Board may resolve to make interim distributions to the shareholders or to holders of shares of a particular class if an interim statement of assets and liabilities shows that the requirement of paragraph 2 of article 34 has been met.

35.2.	The interim statement of assets and liabilities shall relate to the condition of the assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under the law and the Articles of Association shall be included in the statement of assets and liabilities. It shall be signed by the members of the Board. If one or more of their signatures are missing, this absence and the reason for this absence shall be stated.

35.3.	In the event that all issued and outstanding shares of one or more series of preferred shares are cancelled against repayment, on the day of such repayment a dividend shall be paid, this dividend to be equal to the premium paid on the share concerned at its issue increased by a distribution to be calculated in accordance with the provisions of paragraph 4 of article 34 and over the period over which until the date of repayment no earlier distribution as referred to in the first sentence of paragraph 4 of article 34 has been made, all this provided that the requirement of paragraph 2 of article 34 has been met as demonstrated by an interim statement of assets and liabilities as referred to in paragraph 2.

Article 36.

36.1.	Any proposal for distribution of dividend on common shares and any resolution to distribute an interim dividend on common shares shall immediately be published by the Board in accordance with the regulations of the stock exchange where the common shares are officially listed at the Company’s request. The notification shall specify the date when and the place where the dividend shall be payable or - in the case of a proposal for distribution of dividend - is expected to be made payable.

36.2.	Dividends shall be payable no later than thirty (30) days after the date when they were declared, unless the body declaring the dividend determines a different date.

36.3.	Dividends which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable shall be forfeited to the Company and shall be carried to reserve.

36.4.	The Board may determine that distributions on shares shall be made payable either in euro or in another currency.

Amendment of the articles of association. Winding up. Liquidation.

Article 37.

37.1.	A resolution to amend the Articles of Association or to wind up the Company may only be adopted at the proposal of the Board.

37.2.	On the dissolution of the Company, the liquidation shall be carried out by the Board, unless otherwise resolved by the General Meeting.

37.3.	The resolution to dissolve the Company shall also set the remuneration of the liquidators.

37.4.	Pending the liquidation the provisions of the Articles of Association shall remain in force to the fullest possible extent.

37.5.	The surplus assets of the Company remaining after satisfaction of its debts shall be divided, in accordance with the provisions of section 2:23b of the Dutch Civil Code, as follows:

a.	firstly, the holders of the preferred shares series PA shall be paid, if possible, the par value amount of their shares or, if those shares are not fully paid-up, the amount paid thereon, that payment to be increased by an amount equal to the percentage, referred to under b in paragraph 4 of article 34, of the amount called up and paid-up on the preferred shares series PA, calculated over each year or part of a year in the period beginning on the day following the period over which the last dividend on the preferred shares series PA was paid and ending on the day of the distribution, as referred to in this article, made on preferred shares series PA;

b.	secondly, the holders of preferred shares series PB shall be paid, to the extent possible, the par value amount of their shares or, if those shares are not fully paid-up, the amount paid thereon, that payment increased by the premium paid on the share concerned at its issue, that payment to be increased by an amount equal to the percentage, referred to under b in paragraph 4 of article 34, on the amounts mentioned there, calculated over each year or part of a year in the period beginning on the day following the period over which the last dividend on those shares was paid and ending on the day of the distribution, as referred to in this article, made on preferred shares series PB.

If the Company’s surplus assets are not sufficient to make the distributions as referred to in this sub-paragraph b, these distributions shall be made to the holders of the preferred shares series PB pro rata to the amounts that would be paid if the surplus assets were sufficient for distribution in full;

c.	finally, the balance, if any, remaining after the payments referred to under a and b shall be for the benefit of the holders of common shares in proportion to the par value amount of common shares held by each of them.

Finally the person appearing declares:

1.	twenty (20) issued shares with a par value of one eurocent (EUR 0.01) each, as set out in the articles of association are combined and converted into one (1) common share with a par value of twenty eurocent (EUR 0.20) by and through the execution of this deed, consequently the twenty (20) shares, numbered 1 up to and including 20, are by and through the execution of this deed combined and converted into one (1) common share numbered 1, the twenty (20) shares, numbered 21 up to and including 40, are by and through the execution of this deed combined and converted into one (1) common share numbered 2, etcetera;

2.	that at the time of the execution of this deed the issued share capital of the company amounts to forty-three million fifty thousand three hundred euro (EUR 43,050,300).

The required ministerial declaration of no-objection was granted on the thirtieth day of June two thousand and ten, number N.V. 1.386.568.

The ministerial declaration of no-objection and the document in evidence of the resolutions, referred to in the head of this deed, as well as the expert’s certificate referred to under a., are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that she has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.